June 14, 2004

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Robin Manuel

          Re:  Application for Withdrawal of Registration
               Statement on Form S-4  (No. 333-106077)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Dan River Inc., a Georgia corporation (the "registrant"), hereby makes this application to withdraw the Registration Statement on Form S-4, File No. 333-106077, filed by the registrant with the Securities and Exchange Commission (the "Commission"), as amended, and all exhibits thereto (collectively, the "Registration Statement"), relating to a proposed exchange offer by the registrant pertaining to its 12 3/4% senior notes due 2009. The Commission has not declared the Registration Statement effective. No securities were sold or exchanged in connection with the transactions contemplated by the Registration Statement. The registrant wishes to withdraw the Registration Statement because it does not currently intend to conduct the exchange offer as contemplated in the Registration Statement due to changed circumstances since the filing of the Registration Statement.

     The undersigned, on behalf of the registrant pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the registrant to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

                              Very truly yours,

                              DAN RIVER INC.,




                              By:  /s/ Harry L. Goodrich
                                   ---------------------
                                  Harry L. Goodrich
                                  Agent for Service of
                                  Registration Statement